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                                                                EXHIBIT (d)(13)

                   THE UNITED STATES LIFE INSURANCE COMPANY
                            IN THE CITY OF NEW YORK

                       TERM LIFE INSURANCE BENEFIT RIDER
                  PROVIDING ANNUALLY RENEWABLE TERM INSURANCE

THE UNITED STATES LIFE INSURANCE COMPANY has issued this rider as a part of the policy to which it is attached.

WE WILL PAY THE RIDER DEATH BENEFIT applicable to the Insured under this rider (Rider Insured) if such Insured dies while the policy and this rider are in force. Payment will be made to the appropriate beneficiary after We receive due proof of the death of the Rider Insured subject to the terms of this rider and the policy to which it is attached.

RIDER INSURED. The Rider Insured is the person insured under this rider who is so named in the Schedule of Benefits or in an endorsement to the policy.

THE MONTHLY COST OF INSURANCE. The monthly cost of insurance for the Rider Death Benefit will be calculated at the beginning of each policy month on the Monthly Deduction Day. The monthly cost of insurance for such Death Benefit will be based on the Rider Insured's:

    1. Gender; and

    2. Age nearest birthday on each policy anniversary; and

    3. Premium Class.

The guaranteed monthly cost for each $1,000 of coverage is shown in the Table of Guaranteed Monthly Cost of Insurance Rates in the policy. We can use cost of insurance rates that are lower than the guaranteed rates. The cost of insurance will be deducted from the Accumulation Value of the policy.

If the policy to which this rider is attached contains a waiver of monthly deduction or waiver of premium rider, an additional charge for waiver coverage will be made for this rider. Such additional charge will be determined from the table of rates in the rider providing waiver coverage.

DECREASING THE RIDER DEATH BENEFIT. After the first policy year, the Rider Death Benefit may be decreased subject to the following requirements:

    1. The application for decrease must be In Writing in a form acceptable to Us; and

    2. A decrease will not be allowed if the sum of the Specified Amount under the base policy plus the Rider Death Benefit would be reduced to an amount less than $10,000; and

    3. The effective date of any decrease will be the first Monthly Deduction Day following receipt of a request for a decrease.

RIDER OWNERSHIP. The Owner of the policy to which this rider is attached is the Owner of this rider.

BENEFICIARY. Unless the application for this rider or a later endorsement provides otherwise, the Rider Death Benefit will be paid in a single sum as follows:

1. If the Rider Insured and the Insured under the basic policy are the same person, Death Benefits under this rider will be added to such proceeds under the policy. Such proceeds will be paid in accordance with the basic policy beneficiary designation.

2. If the Rider Insured is not the Insured under the basic policy, Death Benefits under this rider will be paid to:

    a. The Insured, if living at the time of the death of the Rider Insured; otherwise

    b. The executors or administrators of the Rider Insured.

AGE OR GENDER INCORRECTLY STATED. If the age or gender of the Rider Insured has been misstated to Us, the amount payable will be that which the most recent cost of insurance charge would have purchased at the correct age or sex.

SUICIDE EXCLUSION. If the Rider Insured takes his or her own life within 2 years from the Date of Issue of this rider, the amount payable will be limited to the Monthly Deductions made for this rider without interest.

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NOT CONTESTABLE AFTER TWO YEARS. We will not contest payment of the Rider Death
Benefit after it has been in force during the Rider Insured's lifetime for 2 years from the date coverage under this rider began.

This provision will not apply to nonpayment of the monthly cost of insurance.

CONVERSION PROVISION. The Rider Insured may convert his or her coverage under this rider to a new policy without evidence of insurability as follows:

At any time prior to the policy anniversary nearest the Rider Insured's 75th birthday, while the policy and this rider are in force, coverage may be converted to any level premium life insurance plan, except term, available under Our published rules on the date of conversion.

If the Rider Insured is not the same person as the Insured under the basic policy, and the Insured dies while the policy and this rider are in force, coverage under this rider may be converted. Conversion due to the death of the Insured may be made to any of the following plans available under our published rules on the date of conversion:

    1. A term life insurance plan; or

    2. A level premium whole life or endowment plan.

Any request for conversion must be submitted to our Administrative Center while the policy and this rider are in force. (If coverage is being converted due to the Insured's death, We must receive the application within 31 days following termination of this rider.) The conversion request must be In Writing on a form acceptable to Us. The first premium for the new policy must accompany the request.

The Date of Issue of the new policy will be the date of conversion. The Sum Insured will be equal to or less than the Death Benefit under this rider on the date of conversion, but not less than $10,000. There will always be available at least one plan of insurance with a minimum of $10,000 to which conversion will be permitted. The premium on the new policy will be based on our rate in use at the Rider Insured's attained age nearest birthday on the date of conversion. The new policy will be issued for the same classification of risk and subject to the same limitations of risk as this rider.

Accidental Death and Waiver of Premium benefits may be added to the new policy with the consent of the Company.

If this rider is converted while monthly deductions are being waiver in accordance with a waiver of monthly deduction benefit contained in the policy:

    1. Premiums under the new policy will not be waived; and

    2. A waiver of premium (or waiver of monthly deduction) rider will not be added to the new policy.

TERMINATION. This rider will terminate on the earliest of the following:

1. On termination of the policy to which this rider is attached; or

2. When any monthly deduction for this rider and the policy is in default beyond the end of the Grace Period; or

3. On the conversion of this rider as provided in the Conversion Provision; or

4. On the policy anniversary nearest the Rider Insured's 75th birthday; or

5. On the first Monthly Deduction date following receipt of the Owner's Written request for termination.

POLICY PROVISIONS APPLICABLE. This rider is subject to all the conditions and provisions of the policy to which it is attached, except as provided herein.

CONSIDERATION. The consideration for this rider is the application for the policy and this rider and deduction of the cost of insurance for this rider. The cost of insurance for this rider will be deducted monthly from the Accumulation Value of the policy.

The effective date of this rider is the Date of Issue of the policy unless a later date is shown.

                                   President

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